

Mail Stop 3030

January 27, 2010

<u>Via U.S. Mail</u>

Mr. Zongwei Li
Chief Financial Officer
Yingli Green Energy Holding Company Limited
No. 3055 Middle Fuxing Road
Baoding 071051, People's Republic of China

Re: Yingli Green Energy Holding Company Limited
Form 20-F for the Year Ended December 31, 2008
Filed June 15, 2009
File No. 001-33469

Dear Mr. Li:

    We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief